Room 4561

      June 9, 2005

Lindley S. Branson
Vice President and General Counsel
Webb Interactive Services, Inc.
1899 Wynkoop, Suite 600
Denver, CO 80202

	Re:	Webb Interactive Services, Inc.
		Post Effective Amendment No. 3 to Form SB-2
		Filed May 13, 2005
		File No. 333-89600

		Form 10-QSB for the Fiscal Quarter Ended September 30,
2004
		Form 10-KSB for the Fiscal Year Ended December 31, 2004 Form 10-QSB for the Fiscal Quarter Ended March 31, 2005 Form 8-K/A, filed May 13, 2005
		File No. 00-28462

Dear Mr. Branson:

	This is to advise you that we have limited our review of the above filings to the matters addressed in the comments below.
Please
respond to our comments that pertain to the Forms 10-KSB, 10-QSB and
8-K within 10 business days of the date of this letter. No further review of the filings has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement and periodic reports are urged to be certain that all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 has been included.

	Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

General

1. We note your disclosure that your sole business is the ownership of securities in Jabber, Inc. and that this investment in Jabber represented approximately 58% of your total assets at December 31, 2004. In light of this information, please provide us with a comprehensive analysis as to why you believe you are not subject to the Investment Company Act of 1940.


Post Effective Amendment No. 3 to Form SB-2

Risk Factors, page 3

2. In the current report on Form 8-K, filed September 29, 2004, you disclosed that William R. Cullen resigned as Chief Executive Officer and Chief Financial Officer effective September 23, 2004. While someone is necessarily performing the functions of CEO and CFO, we note that you have not formally appointed anyone to fill these executive offices. Revise your risk factor disclosure to discuss any material risks to the company or investors posed by having the functions of CEO and CFO performed on an interim basis by current employees while you look for permanent replacements. You should also include a discussion of who is currently performing these executive functions for you and when you anticipate appointing new chief executive and chief financial officers. Finally, please similarly revise the disclosure in your management section to identify the individual(s) currently performing these functions.

Signatures

3. We note that Mr. Branson has signed this registration statement "as registrant`s only executive officer, in accordance with Rules 13a-14 and 15d-4 pursuant to the Securities and Exchange Act of 1934, as amended, registrant`s Chief Executive Officer and Chief
Financial
Officer for the purpose of this report." Please tell us how Rules 13a-14 and 15d-14 are applicable to this registration statement or remove the reference to these rules. Form SB-2 requires that the registration statement be signed by your principal executive officer and your principal financial officer or persons performing similar functions. Please tell us whether Mr. Branson is currently performing these functions for you. If so, you should revise the signature page to state that Mr. Branson is signing in his capacity as principal executive and principal financial officer. If someone other than Mr. Branson is performing the functions of your principal executive and/or principal financial officers, then those persons should sign the registration statement in those capacities.


Form 10-KSB for the Fiscal Year Ended December 31, 2004

General

4. We note that this filing, like your post-effective amendment, is signed by Mr. Branson "as registrant`s only executive officer, in accordance with Rules 13a-14 and 15d-4 pursuant to the Securities and
Exchange Act of 1934, as amended, registrant`s Chief Executive Officer and Chief Financial Officer for the purpose of this report."
General Instruction C.2 to Form 10-KSB requires that your principal executive officer and principal financial officer sign the filing, or that persons performing similar functions sign the filing in such capacities. Please revise in accordance with comment 3 above. This comment also applies to your Forms 10-QSB for the quarters ended September 30, 2004 and March 31, 2005.

Controls and Procedures, page 16

5. You state that "[y]our Vice President and General Counsel, [y]our only executive officer, has reviewed [y]our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report." However, Rule 13a-15(b) requires your management to evaluate, with the participation of your principal executive and principal financial officers, or persons performing similar functions, the effectiveness of your disclosure controls and procedures. Please revise to state whether management, with the participation of the person(s) performing the functions of your chief executive and chief financial officers, evaluated your disclosure controls and procedures as of the end of the fiscal quarter ended December 31, 2004. This comment also applies to your Form 10-QSB for the quarter ended March 31, 2005.

6. Additionally, you indicate that based upon the review of the company`s disclosure controls and procedures, "Mr. Branson believes that [y]our disclosure controls and procedures are effective in ensuring that material information related to Webb is made known to him." It appears that your conclusion regarding effectiveness is more limited than the effectiveness determination required by Rule 13a-15(e). In this regard, we note that while your disclosure indicates only that your disclosure controls and procedures are effective in ensuring that material information is made known to Mr.
Branson, Rule 13a-15(e) defines disclosure controls and procedures to mean controls and procedures designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms. This includes, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports it files or submits under the
Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please revise to state whether your disclosure controls and procedures, as defined in
Rule 13a-15(e), were effective. This comment also applies to the disclosure in Item 3 of your quarterly reports on Form 10-QSB for the quarters ended September 30, 2004 and March 31, 2005.

7. You also state that "[t]here have been no significant changes in internal control over financial reporting that occurred during the fiscal period covered by this report that have materially affected, or are reasonably likely to materially affect, Webb`s internal control over financial reporting." However, Item 308(c) of Regulation S-B requires that you disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.
Please revise to indicate, if true, that there were no changes in internal control over financial reporting during the fiscal quarter ended December 31, 2004 that materially affected, or was reasonably likely to materially affect, your internal control over financial reporting, and confirm that your future disclosure will accurately reflect the language of Item 308(c). This comment also applies to the disclosure in Item 3 of your quarterly reports on Form 10-QSB for the quarters ended September 30, 2004 and March 31, 2005. Please revise accordingly.

8. Finally, you state that your Vice President and General Counsel has provided the certifications required by Rule 13a-14(a), and that by providing the certifications, he acknowledges only that "he is performing CEO/CFO functions for the company for the sole purpose of providing the required certifications and for no other purpose." However, the person who is actually performing CEO/CFO functions must provide these certifications. If Mr. Branson is not performing these functions for you, then he does not appear to be the person required to provide the certifications required by Rule 13a-14(a) of the Exchange Act. Tell us who was performing the CEO/CFO functions for you during the period covered by this report. Furthermore, revise to provide these certifications signed by the person(s) performing the
CEO/CFO functions in their capacity as such. This comment also applies to your quarterly report on Form 10-QSB for the quarter ended
March 31, 2005.


Form 10-QSB for the Quarter Ended September 30, 2004

Controls and Procedures, page 21

9. We note that your former CEO and CFO resigned on September 23, 2004, seven days before the end of your third fiscal quarter. We also note that, rather than stating that your CEO and CFO reviewed your disclosure controls and procedures as of the end of the period covered by this report, you state that he reviewed the disclosure controls and procedures for the period covered by this report. Please revise to indicate when the company`s disclosure controls and procedures were evaluated. Additionally, as your former CEO/CFO had resigned prior to September 30, 2004, revise to more clearly indicate what his status was at the time of the evaluation or whether someone other than your former CEO/CFO conducted the evaluation in the capacity of CEO/CFO. Please revise or advise as necessary.

Exhibit 31.1

10. As a follow-up to comment 8 above, please amend your Form 10-QSB for the quarter ended September 30, 2004 to provide the certifications required by Rule 13a-14(a) of the Exchange Act from the person(s) performing the functions of your principal executive and principal financial officers, signing in the capacity as such.


Form 10-QSB for the Quarter Ended March 31, 2005

Signatures

11. In conjunction with comment 4 above, please revise your signature page to identify your chief accounting officer or controller, or the person performing similar functions.


Form 8-K, as amended, Filed May 13, 2005

12. As previously requested in our letters dated February 17 and March 22, 2005, revise the last sentence in the third paragraph to cover, and specifically identify, the interim period from the date of the last audited financial statements through the date that the former accountants declined to stand for re-appointment.

13. Obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your amended Form 8-K. For example, the letter filed with your May 13, 2005 amendment indicates that the former accountants read your Form 8-K filed on February 11, 2005 rather than your amended Form 8-K.

14. With regard to your correspondence dated May 25, 2005, you are reminded that you must submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.



*	*	*	*	*

      As appropriate, please amend your filing in response to
these
comments.  Please ensure that your amendment is marked in
accordance
with Item 310 of Regulation S-T.  You may wish to provide us with
marked copies of the amendment to expedite our review.   Please
furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.
Please provide this request at least two business days in advance of the requested effective date.

	You may contact Tamara Tangen at (202) 551-3443 if you have questions regarding the comments on your Form 8-K/A. Please contact
Rebekah Toton at (202) 551-3857 or Sara Kalin at (202) 551-3454 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.

								Sincerely,


								Mark P. Shuman
								Branch Chief - Legal



cc:	Via Facsimile (612) 632-4024
	Lindley S. Branson, Esq.
	Gray, Plant, Mooty, Mooty & Bennett, P.A.
	Telephone: (612) 632-3024
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Lindley S. Branson
Webb Interactive Services, Inc.
June 9, 2005
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